Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FalconStor Software, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of  FalconStor Software, Inc. of our report dated February 25, 2015, with respect to the consolidated balance sheet of FalconStor Software, Inc. and subsidiaries as of December 31, 2014, and the related consolidated statements of operations, comprehensive loss, stockholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2014 which report appears in the December 31, 2015 annual report on Form 10-K of  FalconStor Software, Inc and to the reference to us under the heading “Experts” in this Registration Statement.

/s/ KPMG LLP
KPMG LLP

Melville, New York
February 17, 2016